EXHIBIT 99.3

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036

Report of Independent Accountants

To the Boards of Directors of Fleet National Bank
And Bank of America Corporation:

We have examined management’s assertion, included in the accompanying Report of Management on Compliance with the Sale and Servicing Agreement, that Fleet National Bank (the “Company”), a wholly owned subsidiary of Bank of America Corporation, maintained an effective system of internal control over administration and servicing of accounts for the fiscal year ended March 31, 2005, in compliance with the Sale and Servicing Agreement dated April 15, 2003 (the “Agreement”), among Fleet Home Equity Loan Trust 2003-1 (the “Trust”), Fleet National Bank, as Seller and Servicer, Fleet Home Equity Loan, LLC, as Depositor, and U.S. Bank National Association, as Indenture Trustee on behalf of the Class A Noteholders. We have also examined management’s assertion, included in the accompanying Report of Management on Compliance with the Sale and Servicing Agreement, about the Company’s compliance with sections 3.01, 3.02 (a-e), 3.03 (iv), 3.03 (vi), 3.01, 3.05, 3.07, 3.09, 5.01(a), 5.03 (except for subsections a, b and c), 5.05(a), except for references from such sections to a section (and references therefrom) not specifically delineated therein, of the Agreement, among the Trust, Fleet National Bank, as Seller and Servicer, Fleet Home Equity Loan, LLC, as Depositor, and U.S. Bank National Association, as Indenture Trustee on behalf of the Class A Noteholders (the “Specified Servicing Requirements”), for the fiscal year ended March 31, 2005. The Company’s management is responsible for maintaining an effective system of internal control over administration and servicing of accounts in compliance with the Agreement (hereafter referred to as “servicing”), and for compliance with the Specified Servicing Requirements. Our responsibility is to express an opinion on the assertions based on our examinations.

Our examinations were conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of the Company’s internal control over servicing and evaluating the design and operating effectiveness of internal control as of March 31, 2005. Our examinations also included examining, on a test basis, evidence about the Company’s compliance with the Specified Servicing Requirements during the fiscal year ended March 31, 2005 and performing such other procedures as we considered necessary in the circumstances. We believe that our examinations provide a reasonable basis for our opinion.

Because of inherent limitations in any internal control system, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control over compliance with the Specified Servicing Requirements to future periods are subject to the risk that the internal control may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

In our opinion, management’s assertions that the Company maintained an effective system of internal control over servicing as of March 31, 2005, based upon the criteria for effective internal control described in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and that the Company complied with the Specified Servicing Requirements during the fiscal year ended March 31, 2005, are fairly stated, in all material respects.

/s/PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopersLLP
May 30, 2005